National Grid plc Announces Expiration and Final Tender Results of its Offer to Purchase its
6.30% Notes due 2016

LONDON, ENGLAND — October 5, 2012 — National Grid plc (the “Company”), which owns and operates regulated electricity and gas infrastructure networks in the United Kingdom and the United States, announces today the expiration and final tender results of its previously announced tender offer (the “Tender Offer”) in relation to its outstanding 6.30% Notes due 2016 (the “Notes”).

The Tender Offer was made pursuant to an offer to purchase dated September 6, 2012 (the “Offer to Purchase”), which sets forth a more comprehensive description of the terms of the Tender Offer. Capitalized terms used but not otherwise defined in this press release shall have the meanings given to them in the Offer to Purchase.

The Expiration Date of 5:00 p.m., New York City time, on October 4, 2012 for Notes validly tendered pursuant to the Tender Offer has now passed. Notes that were validly tendered prior to the Early Tender Date of 5:00 p.m., New York City time, on September 19, 2012 and were accepted for payment by the Company will be entitled to receive the Total Consideration, plus Accrued Interest. Notes that were validly tendered after the Early Tender Date but at or prior to the Expiration Date and were accepted for purchase will be eligible to receive the Tender Offer Consideration, which is the Total Consideration minus the Early Tender Premium, plus Accrued Interest. As of the Expiration Date, an aggregate principal amount of $59,770,000 has been validly tendered and accepted for purchase in the Tender Offer. The settlement date for Notes accepted for purchase will occur promptly after the Expiration Date, and is expected to be October 5, 2012.

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, copies of which may be obtained by contacting Global Bondholder Services Corporation, which acted as the tender and information agent for the Tender Offer (the “tender and information agent”), at (866) 294-2200 (toll-free). The Company engaged Citigroup Global Markets Limited to serve as dealer manager for the Tender Offer (the “dealer manager”). Questions regarding the terms of the Tender Offer may be directed to Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom, Attention: Liability Management Group, at (800) 558-3745 (toll-free), (212) 723-6106 (collect) or +44 (0) 20 7986 8969 (London).

This press release does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer was made only by and pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal and the information in this press release is qualified by reference to the Offer to Purchase and the related Letter of Transmittal. None of the Company, the dealer manager or the tender and information agent made any recommendations as to whether holders should tender their Notes pursuant to the Tender Offer.

About National Grid

National Grid plc is an international electricity and gas company based in the United Kingdom and north-eastern United States. The Company’s principal operations are in the ownership and operation of regulated electricity and gas infrastructure networks in the United Kingdom and the United States. The Company also has interests in related matters, including electricity interconnectors, metering services, liquefied natural gas (“LNG”) facilities and property in the United Kingdom, LNG storage and transportation and non-regulated gas transmission pipelines in the United States.

Forward-Looking Statements

This press release, the Offer to Purchase and the documents incorporated by reference into the Offer to Purchase contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to the Company’s financial condition, results of operations and businesses, strategy, plans, objectives and the expected impact of this offer on the foregoing. Words such as “anticipates”, “expects”, “should”, “intends”, “plans”, “believes”, “outlook”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These forward-looking statements are not guarantees of the Company’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as:

•  delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents;

•  unseasonable weather affecting the demand for electricity and gas;

•  competition and industry restructuring;

•  changes in economic conditions;

•  currency fluctuations;

•  changes in interest and tax rates;

•  changes in energy market and commodity prices;

•  changes in historical weather patterns;

•  changes in laws, regulations or regulatory policies, or other decisions by governmental bodies or regulators;

•  developments in legal or public policy doctrines;

•  the impact of changes to accounting standards;

•  technological developments;

•  the ability to access capital markets and other sources of credit in a timely manner on acceptable terms, especially considering the fluctuating state of market conditions in the global economy and financial markets;

•  customers and counterparties failing to perform their obligations;

•  the ability to integrate the businesses relating to announced or recently completed acquisitions or joint ventures with the Company’s existing business to realise the expected synergies from such integration;

•  the availability of new acquisition opportunities and the timing and success of future acquisition opportunities;

•  the timing and success or other impact of the sales of the Company’s non-core businesses;

•  the failure for any reason to achieve reductions in costs or to achieve operational efficiencies;

•  the failure to retain key management or attract and train qualified personnel;

•  the behaviour of U.K. electricity market participants on system balancing;

•  the timing of amendments in prices to shippers in the U.K. gas market;

•  the performance of the Company’s pension schemes and the regulatory treatment of pension costs; and

•  any adverse consequences arising from outages or interruptions on or otherwise affecting energy networks, including gas pipelines, which the Company owns or operates, whether arising from adverse weather conditions, including the result of climate change, or unauthorized access to or deliberate breaches of the Company’s IT systems or otherwise.

Other factors are discussed under the sections listed under “Operating and financial review and prospects” and “Risk factors” in the cross-reference table in the Company’s most recent Annual Report on Form 20-F. The Company may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the Securities and Exchange Commission, the Company’s annual reports and accounts to shareholders, shareholder circulars, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by the Company’s directors, management or employees to third parties, including financial analysts. The Company undertakes no obligation to update any of its forward-looking statements.

The effects of these factors are difficult to predict. New factors emerge from time to time and the Company cannot assess the potential impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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Investor Relations Contact:

George.karalis@nationalgrid.com (0044-2070043371)